July 9, 2015

VIA EDGAR

J. Nolan McWilliams

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	JM Global Holding Company Registration Statement on Form S-1 Filed June 16, 2015, as amended File No. 333-204995

Dear Mr. McWilliams:

This letter supersedes our previous letter to you, dated July 7, 2015, requesting acceleration of effectiveness of the above referenced Registration Statement.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of JM Global Holding Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Monday, July 13, 2015, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 72 copies of the Preliminary Prospectus dated July 2, 2015 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CANTOR FITZGERALD AND CO.

By: /s/ Shawn Matthews

Name: Shawn Matthews

Title: CEO